April 17, 2006

VIA EDGAR

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             NewPage Holding Corporation
Registration Statement on Form S-4
File No. 333-129343

Dear Ms. Duru:

On behalf of NewPage Holding Corporation, Inc. (the “Registrant”), we have filed simultaneously by EDGAR, Amendment No. 3 to the above-referenced Registration Statement (“Amendment No. 3”) addressing the comments received telephonically on February 23, 2006 and on January 20, 2006.

1.                                       The Staff requested that additional disclosure be provided regarding certain related party transactions.

The revisions requested by the Staff have been made.

2.                                       The Staff requested that the tax opinion be made unequivocally and without qualification in the opinion of counsel.

The revisions requested by the Staff have been made.

3.                                       The Staff requested that the federal tax discussion be made unequivocally and without qualification in the opinion of counsel.

The revisions requested by the Staff have been made.

4.                                       The Staff requested that additional disclosure be provided regarding the Registrant’s selling, general and administrative expenses.

The revisions requested by the Staff have been made.

5.                                       The Staff requested that additional disclosure be provided regarding the pension adjustment.

The revisions requested by the Staff have been made. As discussed with the Staff, we note that MeadWestvaco Corporation (“MeadWestvaco”) accounted for their defined-benefit plans as multi-employer plans for purposes of allocating expenses to their operating units as several operating units participated in the same benefit plan. All assets and liabilities were maintained at a corporate level as well as the interest cost on the benefit obligation and the return on plan assets. The Registrant believes that MeadWestvaco properly allocated pension costs to the Printing and Writing Papers Business. The pension adjustment was necessary to reflect the change in accounting base from the acquisition of the pension plan assets and the assumption of the pension obligations.

6.                                       The Staff requested that the Registrant include audited financial statements within 135 days of the filing date.

The Registrant has included audited financial statements as of, and for the period ended, December 31, 2005 in the Registration Statement.

As indicated in the Registration Statement, in addition to addressing the Staff’s telephonic comments, the Registration Statement has been updated to reflect year-end financial information and other developments regarding the Registrant and its business since the filing of Amendment No. 2 to the Registration Statement.

Your prompt attention to this filing is greatly appreciated. We note that it is the Registrant’s intention to file an acceleration request and commence the exchange offer contemplated by the Registration Statement at the earliest practicable date.

Please contact the undersigned at (212) 756-2565 with any questions concerning this submission.

Very truly yours,

/s/ Neil C. Rifkind

Neil C. Rifkind

cc:                                 Douglas K. Cooper
NewPage Holding Corporation
Vice President, General Counsel and Secretary

John E. Kurila
NewPage Holding Corporation
Controller

Gregory A. Hoffbauer
NewPage Holding Corporation
Assistant Controller

Michael R. Littenberg, Esq.
Schulte Roth & Zabel LLP